Exhibit 99.1

Adaptimmune Announces Appointment of New Vice President of Investor Relations

OXFORD, UK and PHILADELPHIA, Pa., May 12, 2015 — Adaptimmune (NASDAQ: ADAP), a clinical stage biopharmaceutical company focused on the use of T-cell therapy to treat cancer, today announced that it has strengthened its senior management team with the appointment of William (Will) Roberts as Vice President, Investor Relations.

Mr. Roberts will lead the company’s investor communications strategies, along with involvement in wider communication programs and activities.

Mr. Roberts brings over 20 years of investor relations, communications, and scientific experience in small, global mid-cap and large cap biotechnology companies to Adaptimmune. He spent ten years (2004-2014) with ViroPharma Incorporated (acquired by Shire in 2014) with responsibility for investor and media relations, patient and physician advocacy, certain branded communications regarding Cinryze® (C1 esterase inhibitor [human]) and other commercial products, and disease awareness, culminating in his service as Vice President, Corporate Communications.  His record includes developing award-winning communications programs such as ViroPharma’s investor relations program which won IR Magazine’s 2013 ‘IR Professional of the Year — Small Cap’ and ‘Grand Prix, Best Overall Investor Relations Program — Small Cap’ awards.  Previously, Mr. Roberts spent 12 years (1992-2004) with MedImmune Inc. (acquired by AstraZeneca in 2007) in various scientific and investor relations roles of increasing responsibility. Most recently, he served as Vice President, Investor Relations and Corporate Communications for Discovery Labs.

“I am delighted to welcome Will to Adaptimmune,” said James Noble, Chief Executive Officer of Adaptimmune. “Adaptimmune has only recently evolved into a public company, and his wealth of communications experience in U.S. biotechnology companies that have been highly lauded for their investor communications programs and transparency will be essential in order for us to continue our evolution.”

Mr. Roberts said, “Adaptimmune has come a long way in a short amount of time, thanks to its remarkable people and technology. I am thrilled to join this excellent team, and look forward to contributing as we move forward.”

About Adaptimmune

Adaptimmune is a clinical stage biopharmaceutical company focused on novel cancer immunotherapy products based on its T-cell receptor platform.  Established in 2008, the company aims to utilize the body’s own machinery — the T cell — to target and destroy cancer cells by using engineered, increased affinity T cell receptors (TCRs) as a means of strengthening natural patient T cell responses. Adaptimmune’s lead program is an affinity enhanced TCR therapeutic targeting the NY-ESO cancer antigen. Its NY-ESO TCR therapeutic candidate has demonstrated signs of efficacy and tolerability in Phase 1/2 trials in solid tumors and in hematologic cancer types. In June 2014, Adaptimmune announced that it had entered into a strategic collaboration and licensing agreement with GlaxoSmithKline for the development and commercialization of the NY-ESO TCR program. The Company currently has over 100 employees.

Forward-Looking Statements

This press release contains “forward-looking statements,” as that term is defined under the Private Securities Litigation Reform Act of 1995 (PSLRA), which statements may be identified by words such as “believe,” “may”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and other words of similar meaning.  These forward-looking statements involve certain risks and uncertainties. Such risks and uncertainties could cause our actual results to differ materially from those indicated by such forward-looking statements, and include, without limitation: the success, cost and timing of our product development activities and clinical trials; our ability to submit an IND and successfully advance our technology platform to improve the safety and effectiveness of our existing TCR therapeutic candidates; the rate and degree of market acceptance of T-cell therapy generally and of our TCR therapeutic candidates; government regulation and approval, including, but not limited to, the expected regulatory approval timelines for TCR therapeutic candidates; and our ability to protect our proprietary technology and enforce our intellectual property rights; amongst others. For a further description of the risks and uncertainties that could cause our actual results to differ materially from those expressed in these forward-looking statements, as well as risks relating to our business in general, we refer you to our Prospectus filed with the Securities and Exchange Commission on May 7, 2015. We urge you to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements contained in this press release speak only as of the date the statements were made and we do not undertake any obligation to update such forward-looking statements to reflect subsequent events or circumstances.  We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA.

Adaptimmune Contacts

Will Roberts

Vice President, Investor Relations

(215) 966-6264

E: will.roberts@adaptimmune.com

Margaret Henry

Head of PR

T: +44 (0)1235 430036

Mob: +44 (0)7710 304249

E: margaret.henry@adaptimmune.com